UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

In the Matter of
ALLEGHENY ENERGY, INC. Hagerstown, Maryland
MONONGAHELA POWER COMPANY Fairmont, West Virginia	CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24
THE POTOMAC EDISON COMPANY Hagerstown, Maryland
WEST PENN POWER COMPANY Greensburg, Pennsylvania
File No. 70-6358 (Public Utility Holding Company Act of 1935)

This is to certify that ALLEGHENY ENERGY, INC. (Allegheny) and ALLEGHENY PITTSBURGH COAL COMPANY (AP Coal) have carried out the following transaction in accordance with the terms and conditions of and for the purposes represented by the Application or Declaration and the Order of the Securities and Exchange Commission, dated January 2, 1980.

On June 30, 2004, Allegheny made an interest bearing open account advance to AP Coal in the amount of $3,934,877.26. This Certificate of Notification is filed within ten days of the carrying out of the foregoing transaction.

ALLEGHENY ENERGY, INC.